Mail Stop 3561

December 1, 2005

Christopher Crupi
President
Paramount Gold Mining Corp.
237 Argyle Avenue, Suite 100
Ottawa, Ontario
Canada

> **Re: Paramount Gold Mining Corp.**
> **Form 10-SB**
> **Filed November 2, 2005**
> **File No. 0-51600**

Dear Mr. Crupi:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please see Form 10-SB and include "Securities to be registered pursuant to Section 12(g) of the Act" on the cover page.

2.   Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. We note that you have begun filing periodic reports even though your registration statement has not yet been declared effective. Please tell us in your response letter why you have begun reporting. Furthermore, until your registration becomes effective, it should be updated to reflect required financial information. In this regard, update the Form 10-SB to reflect your first fiscal quarter of 2006.

3.   Update your filing to reflect current events. We note that several important dates in your company's development and financing have come and gone.

Part I, page 3

4.   We note your reliance on the statutory safe harbor from liability for forward-looking statements. However, your reliance is inappropriate because you are not a reporting company under Section 12(g) of the Exchange Act and your stock is considered a penny stock. Please revise to remove the reference to the statutory safe harbor.

Item 1. Description of Business

5.   We note your risk factor disclosure that your directors and management are also directors and/or senior management and/or significant shareholders of other companies, including companies that are involved in natural resources. Please disclose how much time Mr. Crupi and Mr. Reed intend to devote to your business and disclose their affiliation with other natural resources companies.

6.   Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

7.   You state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry."

8.   Rewrite this section to state clearly and simply what you do and the current state of your business operations. In this regard, please consider the following:

- Please clarify that status of your business operations with regard to the San Miguel group of properties. For example, we note your disclosure that "the 2007 expenditure will be dependent upon the Company's ability to generate satisfactory drill results from activities in 2005 and 2006 and its ability to secure sufficient funding. It does not appear that you have been conducting drilling operations in 2005. Please revise to disclose what activities you have been conducting with regard to this property. In this regard, please clarify how you are able to conduct your operations without any employees. Also, please disclose the amount of revenues you would be entitled to if you are able to spend an additional $1 million on exploration and drilling within 18 months of signing the agreement and become the operator of the San Miguel properties. Please also disclose when you expect to generate revenue from this property and clarify whether you will own the San Miguel group of properties.
- Are you focusing on locating specific types of mineral deposits? Please clarify;
- We note your detailed disclosure regarding the Sydney Resource Corporation letter of intent, however, we note in Note 6 of your Form 10-QSB for the quarter ended September 30, 2005 that this letter of intent has been terminated. Accordingly, please remove your detailed disclosure regarding this property from your Form 10-SB. You can simply state that you entered into this letter of intent but that it is terminated.
- We note your disclosure concerning the Minera property. Please similarly clarify the status of your activities with regard to this property. For example, have you commenced work on the geological and geophysical surveys? If so, what were the results? Please also disclose how much you expect each phase of exploration to cost and please disclose when you expect to generate revenue from this property.

9.   Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

10.   Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900.

11.   As a general checklist, for your properties, provide the disclosures required by Industry
        Guide 7 (b). In particular, provide:

- The location and means of access to the property,
- Any conditions that you must meet in order to obtain or retain title to the property.
- A brief description of the rock formation and mineralization of existing or potential
  economic significance on the property.
- A description of the present condition of the property.
- A description of any work completed on the property.
- A description of equipment and other infrastructure facilities.
- The current state of exploration of the property.
- The total cost of your property incurred to date and planned future costs.
- The source of power that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves
  and the proposed program is exploratory in nature.

        Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be
        reviewed on the Internet at
        http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.   OK

12.   Please provide a discussion of the competitive factors in your industry in accordance with
        Item 101(b)(4) of Regulation S-B.

Project Descriptions

13.   Please explain the significance to investors of the samples and other data that you
        reference.

14.   We your statement that Yoquivo property "has many features in common with Gammon
        Lake's nearby Ocampo District and virgin Ocampo-like targets are viable exploration
        targets in the system." Explain what about the systems lead you to believe they are
        "viable exploration targets."

Regulation

15.   Please expand this section to explain the regulations and how they specifically impact
        your business. For example, please disclose the license and permits that are required to
        operate your business and what is involved in receiving them.

Number of Employees

16.   Please disclose how many employees and contractors you plan to hire and disclose when
        you plan to hire them. Please also disclose the terms of the consulting agreements with

Mr. Crupi and Mr. Reed. Please clarify whether they devote full time to Paramount
Mining.

17.   We note your statement that you have enough operating capital to fund operations to "the
end of 2005." Clarify that this reference is to the calendar year and not to your fiscal
year. Furthermore, reconcile your later statement in your risk factors section that the
company only had sufficient capital to undertake planned operations and exploration
projects "during Fiscal 2005."

Available Information

18.   Please revise the address of the SEC's public reference room to reflect our new location,
100 F street, N.E., Washington, D.C. 20549.

Management's Discussion and Analysis or Plan of Operation

19.   Expand this section to explain why you are becoming a public company. Is the primary
purpose to create a market in the company's securities or to enhance your ability to raise
financing?

20.   The discussion of your planned operations is vague. Clearly discuss your specific plan of
operation for the next twelve months. See Item 303(a) of regulation S-B. Provide
management's assessment of the likelihood that these plans can be effectively
implemented and will be successful in eliminating the uncertainty of your ability to
continue as a going concern. Clearly identify and discuss those elements that are
particularly significant or critical to overcoming your present financial difficulties.   In
addition, we note your list of estimated costs for the 12-month work program on the San
Miguel Groupings, however, please provide a discussion of your 12-month work-
program so that investors understand your specific plans for the next twelve months. For
example, if there is a phased program planned, briefly outline all phases. Please also
clarify how the exploration program will be funded. Please clearly disclose your
expected timing, such as when you expect to begin drilling.

Linda Property, Peru

21.   We note that your objective was to complete due diligence by the middle of November.
Please disclose the results of your due diligence and any specific plans you have
regarding this property in the next twelve months.

Liquidity

22.   Please revise to discuss both short-term and long-term liquidity. We note your disclosure
that you believe that your financing of $750,000 shall be sufficient to fund operations for

the remainder of the current calendar year ending December 31, 2005," however, please revise to clarify which of the payments you expect to make in the next twelve months and disclose your expected source of funds for such expenditures. For example, how will you fund the $1 million under your 12-month work program? Also, we note your disclosure regarding the Linda property and the requirement to complete a 2000 drill program within 12 months of signing a definitive agreement. Please quantify how much you expect to spend to fund this drilling. In light of your significant exploration commitments and various property payments to your San Miguel and Linda joint ventures, clearly explain to readers how you plan to meet these commitments and payments when they come due. Refer to Item 303 of Regulation S-B.

23. Disclose any costs you expect to have in the next twelve months. For example, please quantify your expected costs of operating as a public company.

Capital Expenditures and Commitments

24. Please disclose the details of your compensation arrangements with your officer and directors and their impact on your financial statements in this section. Refer to Item 303 of Regulation S-B.

Risk Factors

25. Please disclose at the forefront of this section that you have had no revenues, you have no employees and your auditors have expressed substantial doubt about your ability to continue as a going concern.

26. Add a risk factor to the forefront of this section that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

27. In your risk factors entitled "The market for the Company's common stock . . ." and "The Company and operations are subject to the further risks . . .," you tend to focus on aspects such as the price of metals, the volatility of commodity prices, and the environmental risks associated with mining activities, which that relate to projects in the "mining stage" as defined by Industry Guide 7. Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, include in *one* new risk factor a concise discussion that makes clear that you have no ongoing mining operations of any kind. And then *briefly* discuss risks that would apply if you ever commenced actual mining operations. However, if your business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

The Company is dependent upon key management employees

28.   Please clarify that your two officers and directors are only affiliated with your company
        under consulting agreements. Also, it is unclear whether Mr. Crupi has any experience
        operating a public mining company. Please address, if applicable, your officers' lack of
        experience in managing a public mining company.

Management and directors are associated with other resource companies

29.   Rather than refer to your "directors and senior management," please refer to Mr. Crupi
        and Mr. Reed. Please identify the companies they are affiliated with and disclose the
        amount of time they devote to Paramount. In this regard, we note that Mr. Reed is
        entitled to receive $300 per day for each day he works in a given month in excess of ten
        days. Please highlight the risks associated with your two officers trying to develop the
        company's fledgling business and managing the reporting requirements of a public
        company while only working part-time.

The market for the Company's common stock . . .

30.   Please disclose that your stock is traded on the pink sheets and disclose that an active
        trading market has not yet commenced as you disclose in Part II, Item 1 of your Form 10-
        SB.

The Company has a history of losses

31.   Please disclose your net losses and your lack of revenue. Indicate the earliest possible
        date that the company could possibly start producing revenues.

Broker-Dealers may be discouraged . . .

32.   Please specifically disclose that your stock is deemed a "penny stock."

The Company's ability to manage its future growth . . .

33.   Please describe the specific challenges and associated risks that you face in managing
        your growth.

Item 5 Directors and Executive Officers, Promoters and Control Persons

34.   Please revise your Form 10-SB to provide the disclosure required by Item 401(e) of
        Regulation S-B.

Item 6. Executive Compensation

35.   As currently formatted, your executive compensation table and other tables are
        unreadable. Please re-format these tables.

Item 7. Certain Relationships and Related Transactions

36.   Please disclose how the terms of the issuance of stock to each of Mr. Crupi and Mr. Reed
        were determined.

Item 4. Recent Sales of Unregistered Securities

37.   We note your disclosure that there have been no recent sales of unregistered securities by
        the company, however, you disclose your Rule 504 private placement and your
        Regulation S private placement that closed on October 12, 2005. Accordingly, please
        revise to provide the disclosure required by Item 701 of Regulation S-B under Part II,
        Item 4 of Form 10-SB. In this regard, in your response letter, please provide your
        analysis for each private placement addressing why you believe you have a valid
        exemption from registration.

Financial Statements and Notes

General

38.   We note you entered into an agreement to acquire up to 70 % equity interest in the San
        Miguel group of properties. Please provide audited financial statements related to this
        probable acquisition pursuant to Item 310 (c) of Regulation S-B or advise us why they
        are not required. Similarly, provide audited financial statements related to the Linda
        property acquisition in the next amendment to Form 10-SB, as appropriate.

39.   Refer to Note 3. Capital Stock in your Form 10-QSB for the period ended September 30,
        2005. We note the return of treasury stock of 61,660,000 on September 30, 2005. Tell us
        in your response letter the facts and circumstances behind the return.

Note 5. Subsequent Events

40.   Tell us in your response letter and disclose your accounting for the issuance of the
        restricted common shares to Christopher Crupi and Charles William Reed. Refer to
        SFAS 123R.

*   *   *   *

As appropriate, please respond to our comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides us with any requested supplemental information. Detailed cover letters greatly facilitate our review. Understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director